Exhibit 7.1

Computation of Ratio of Net Debt to Shareholders’ Equity

The computation of Net Debt to Shareholders’ Equity ratio as of March 31, 2004 and 2005 is as follows:

	March 31, 2004	March 31, 2005
	(Rs. Millions)
Long-term Debt	10,804.1	25,632.7
Short-term Debt (including current portion)	7,758.9	2,866.5
Total Debt	18,563.0	28,499.2

Cash and Cash Equivalents	6,511.1	4,873.3
Short-term deposits with banks	2,727.7	15,731.2
Mutual Fund Units	15,276.2	10,655.6
Total Investible Surplus	24,515.0	31,260.1

Net Debt	(5,952.0)	(2,760.9)

Shareholders’ Equity	37,377.6	56,409.2

Net Debt/Shareholders’ Equity	(0.16)	(0.05)